Exhibit 99.149

FORM 13-502F1
CLASS 1 REPORTING ISSUERS — PARTICIPATION FEE

Reporting Issuer Name:	LAKE SHORE GOLD CORP.

Fiscal year end date used to calculate capitalization:	DECEMBER 31, 2009

	Market value of listed or quoted securities:	(i) 345,319,726
Total number of securities of a class or series outstanding as at the issuer’s most recent fiscal year end
	Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $2.66

	Market value of class or series	(i) x (ii) =
$918,550,471
(A)

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)

(B)

Market value of other securities:
(See paragraph 2.11(b) of the Rule)
	(Provide details of how value was determined)		(C)

	(Repeat for each class or series of securities)		(D)

Capitalization
	(Add market value of all classes and series of securities)	(A)+(B)+(C)+(D) =	$918,550,471

Participation fee
	(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$20,500

New reporting issuer’s reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee	x Number of entire months remaining in the issuer’s fiscal year
12
Late Fee, if applicable
	(As determined under section 2.5 of the Rule)		$